ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON (150796)
A. RICK ATWOOD, JR. (156529)
DAVID T. WISSBROECKER (243867)
DAVID A. KNOTTS (235338)
EUN JIN LEE (264208)
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
Attorneys for Plaintiff
[Additional counsel appear on signature page.]
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SANTA CLARA

JOSEPH JARACKAS, Individually and on
Behalf of All Others Similarly Situated,

                                                   Plaintiff,

               vs.

APPLIED SIGNAL TECHNOLOGY, INC.,
JOHN P. DEVINE,
MILTON E. COOPER,
DAVID D. ELLIMAN,
MARIE S. MINTON,
ROBERT J. RICHARDSON,
JOHN R. TREICHLER,
WILLIAM B. VAN VLEET III,
RAYTHEON COMPANY,
RN ACQUISITION COMPANY and
DOES 1-25, inclusive,

	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	VIA FAX Case No. 111CV191643 CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
Defendants.	) )

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     Plaintiff, by his attorneys, alleges as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought on behalf of the holders of Applied Signal Technology, Inc. (“Applied Signal” or the “Company”) common stock against Applied Signal, its Board of Directors (the “Board”), and Raytheon Company (“Raytheon”) and its subsidiary RN Acquisition Company for breaches of fiduciary duty and other violations of state law arising out of defendants’ efforts to complete the sale of the Company to RN Acquisition Company, a wholly owned subsidiary of Raytheon, pursuant to an unfair process and for an unfair price (the “Proposed Acquisition”). In pursuing the unlawful plan to sell Applied Signal to Raytheon, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing. Applied Signal, Raytheon and RN Acquisition Company aided and abetted these breaches of fiduciary duty.
     2. Applied Signal is a provider of advanced intelligence, surveillance and reconnaissance (ISR) products, systems and services. The Company was established in 1984 in Sunnyvale, California. Applied Signal serves the defense, intelligence, homeland security and select commercial markets. The Company’s products are used to scan and filter cell phone, ship-to-shore, microwave, and military transmissions and evaluate them for relevant information.
     3. On December 20, 2010, Applied Signal announced that it had entered into a definitive agreement (the “Merger Agreement”) to be acquired by Raytheon in an all cash tender offer at $38.00 per share. The $38.00 per share figure represents a miniscule 8.5% premium from Applied Signal’s closing price of $35.02 on December 17, 2010, the last trading day before the announcement. Under the Merger Agreement, if Raytheon meets a so-called “Minimum Tender Condition” of 76.3% of the total number of outstanding shares of the Company’s common stock, defendants will cash out Applied Signal’s shareholders through a coercive “Top-Up Option,” whereby defendants will grant Raytheon millions of additional shares in order to cross the 90% threshold and complete a short-form merger. If the minimum condition is not satisfied, defendants still intend to effectuate the Proposed Acquisition, but through a one-step merger rather than through the quicker two-step tender offer and short-form merger.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     4. These provisions, however, are illegal and directly violate the California General Corporation Law. Section 1101 of the California Corporations Code states, in pertinent part:
[E]xcept in a short-form merger, and in the merger of a corporation into its subsidiary in which it owns at least 90 percent of the outstanding shares of each class, the nonredeemable common shares or nonredeemable equity securities of a constituent corporation may be converted only into nonredeemable common shares of the surviving party or a parent party if a constituent corporation or its parent owns, directly or indirectly, prior to the merger shares of another constituent corporation representing more than 50 percent of the voting power of the other constituent corporation prior to the merger, unless all of the shareholders of the class consent and except as provided in Section 407.
Cal. Corp. Code §1101(e). This provision is referred to as the “50-90 Rule” of the California General Corporation Law. In an effort to escape the 50-90 Rule, defendants have attempted to implement the Top-Up Option as part of the Merger Agreement. Under the Top-Up Option, even though Raytheon could receive, by way of example, only 80% of Applied Signal stock in the tender offer — and thus be squarely within the confines of the 50-90 Rule — defendants have agreed by the contractual artifice of the Top-Up Option to eviscerate the Rule. An injunction is necessary to prevent a violation of California law for this reason alone.
     5. The Proposed Acquisition was also the result of a host of conflicts of interest that irrevocably swamped the process and ensured that the Company was sold out from under its shareholders at an unfair price. For example;
•	Defendant Milton E. Cooper (“Cooper”), one of the members of the Board’s M&A Committee that was charged with overseeing the sales process, held a past management position with Raytheon, but the Board turned a blind eye towards this conflict and never insulated Cooper from the process.

•	The Board inexplicably chose a financial advisor on the Proposed Acquisition, BofA Merrill Lynch, that currently performs significant work for Raytheon and sought to further that relationship and secure additional work by rubber-stamping the Proposed Acquisition with Raytheon via its “fairness opinion.”

•	The Board and Company management stand to gain significant personal benefits by virtue of their illegal acts in pushing through the Proposed Acquisition. For example, the Company’s President and Chief Executive Officer (“CEO”), defendant William B. Van Vleet III (“Van Vleet”), will be paid $1,767,600 in change of control payments and will receive $4,009,000 through an immediate acceleration of restricted stock options. In fact, the Board and executive officers of Applied Signal collectively stand to gain $18,882,960 as a result of the Proposed Acquisition.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

•	Moreover, the Board and Company management secured many of these personal benefits after they had already set the Company on an irreversible course to sell itself. For example, on November 11, 2010, nearly one month before the Company announced the Proposed Acquisition, the Board granted Van Vleet 25,000 restricted shares. Van Vleet will immediately convert these shares into nearly $1,000,000 upon consummation of the Proposed Acquisition. In addition, Van Vleet’s $1,767,600 in change of control payments were finalized in an Amended and Restated Executive Retention and Severance Plan, dated December 13, 2010, just seven days before the Board announced the Proposed Acquisition.
     6. In order to secure these inherently personal benefits, defendants constructed a Merger Agreement designed to ensure that only Raytheon has an opportunity to acquire the Company. For example, the Merger Agreement creates a playing field that is unfairly tilted in favor of Raytheon and effectively chills any potential auction process for the Company, through its inclusion of a No Shop provision, a Matching Rights Provision, a $17.3 million Termination Fee, Tender and Voting Agreements with the Board, and the illegal Top-Up Option as mentioned above.
     7. To further ensure that the Company is delivered into the hands of Raytheon, defendants have placed the Proposed Acquisition on a fast track and issued a 14D-9 Recommendation Statement (“14D-9”) on December 30, 2010, which set an offer deadline of January 28, 2011. But the 14D-9 is materially deficient in that it fails to disclose sufficient information to shareholders to determine whether to tender their shares and/or seek appraisal for their shares.
     8. In sum and as described in further detail below, by agreeing to the Proposed Acquisition, each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Raytheon, which efforts will eliminate the equity interest of Applied Signal’s public shareholders.
     9. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the merger of Applied Signal with Raytheon, on terms preferential to Raytheon and defendants, and detrimental to plaintiff and Applied Signal’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

JURISDICTION AND VENUE
     10. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, art VI, §10, because this case is a cause not given by statute to other trial courts.
     11. This Court has jurisdiction over Applied Signal because Applied Signal is a citizen of California as it is incorporated in California and has its principal place of business at 460 West California Avenue, Sunnyvale, California 94086. This action is not removable.
     12. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES
     13. Plaintiff Joseph Jarackas is, and at all times relevant hereto was, a shareholder of Applied Signal.
     14. Defendant Applied Signal is a California corporation headquartered in Sunnyvale, California. Applied Signal is a provider of advanced intelligence, surveillance and reconnaissance (ISR) products, systems and services. The Company was established in 1984 in Sunnyvale, California. Applied Signal serves the defense, intelligence, homeland security and select commercial markets. Applied Signal is sued herein as an aider and abettor.
     15. Defendant John P. Devine has served on Applied Signal’s Board since May 1995.
     16. Defendant Cooper has served on Applied Signal’s Board since March 2004. Cooper has also held a past management position at Raytheon.
     17. Defendant David D. Elliman (“Elliman”) has served on Applied Signal’s Board since 1991. Elliman is a founding partner of Elmrock Partners, which, along with affiliates, specializes in private equity, marketable equity, structured finance, and asset securitization investments.
     18. Defendant Marie S. Minton has served on Applied Signal’s Board since August 2007.
     19. Defendant Robert J. Richardson (“Richardson”) has served on Applied Signal’s Board since February 2003.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     20. Defendant John R. Treichler (“Treichler”) has served on Applied Signal’s Board since its incorporation in January 1984. Treichler is a co-founder of the Company and is currently Applied Signal’s Chief Technology Officer.
     21. Defendant Van Vleet has served on Applied Signal’s Board since August 2008 and is also the Company’s President and CEO.
     22. The defendants named above in ¶¶ 15-21 are sometimes collectively referred to herein as the “Individual Defendants.”
     23. Defendant Raytheon is a Delaware corporation and is sued herein as an aider and abettor.
     24. Defendant RN Acquisition Company is a California corporation and a wholly owned subsidiary of Raytheon, and is sued herein as an aider and abettor.
     25. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1-25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.
CLASS ACTION ALLEGATIONS
     26. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all public holders of Applied Signal stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     27. This action is properly maintainable as a class action.
     28. The Class is so numerous that joinder of all members is impracticable. According to the 14D-9, as of December 28, 2010, there were more than 14 million shares of Applied Signal common stock outstanding.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     29. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;
          (b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition, and/or are aiding and abetting therein;
          (c) whether defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;
          (d) whether defendants are unjustly enriching themselves and other insiders or affiliates of Raytheon and Applied Signal, and/or are aiding and abetting therein;
          (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing, and/or are aiding and abetting therein;
          (f) whether defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets, and/or have aided and abetted therein;
          (g) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and
          (h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.
     30. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     33. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
THE PROPOSED ACQUISITION
     35. Applied Signal is a provider of advanced intelligence, surveillance and reconnaissance (ISR) products, systems, and services. The Company was established in 1984 in Sunnyvale, California. Applied Signal serves the defense, intelligence, homeland security and select commercial markets. The Company’s products are used to scan and filter cell phone, ship-to-shore, microwave, and military transmissions and evaluate them for relevant information.
     36. On December 20, 2010, Applied Signal announced that it had entered into a Merger Agreement to be acquired by Raytheon in an all cash tender offer at $38.00 per share. The $38.00 per share figure represents a miniscule 8.5% premium from Applied Signal stock’s closing price of $35.02 on December 17, 2010, the last trading day before the announcement. The related press release stated, in pertinent part:
Applied Signal Technology, Inc. Enters into Agreement to be Acquired by Raytheon Company
     Combination of Raytheon’s radar and sensor products with Applied Signal’s communications and signals technologies to further enable next-generation intelligence, surveillance and reconnaissance (ISR) solutions
     ... Applied Signal Technology, Inc., a market leader in advanced intelligence, surveillance, and reconnaissance (ISR) solutions, today announced that it has entered into a definitive agreement to be acquired by Raytheon Company in an all cash tender offer for $38.00 per share. This price represents a premium of 8.5% to APSG’s closing price of $35.02 on December 17, 2010 and a premium of 37.0% to APSG’s closing price of $27.73 on October 21, 2010, the date prior to which the Company disclosed its intention to explore strategic alternatives to enhance shareholder value.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     William B. Van Vleet, Chief Executive Officer of Applied Signal Technology, Inc. commented, “We believe that the sale of Applied Signal to Raytheon clearly creates excellent value for our shareholders as well as for our customers in the defense and intelligence market. Our expertise and history of innovation across a range of strategic and tactical ISR products and services, including significant scale in the fast-growing network intelligence space, and Raytheon’s technology portfolio, highly developed infrastructure and broad operating and development capabilities will create strong new capabilities for our customers.”
     “Applied Signal brings world class technologies and talent that complement Raytheon’s strong intelligence, surveillance and reconnaissance solutions,” said William H. Swanson, Chairman and Chief Executive Officer, Raytheon Company. “This combination of strengths, along with our complementary cultures of innovation, will provide capabilities to address our customers’ current and future challenges.”
     The selection of Raytheon Company as the acquirer was the result of a comprehensive evaluative process conducted by Applied Signal Technology, Inc.’s board of directors, during which the Company received and evaluated interest from multiple parties as well as explored other potential courses of action to create value for shareholders. The definitive agreement was unanimously approved by the boards of directors of both companies. Applied Signal Technology, Inc.’s board intends to recommend that the Company’s shareholders tender their shares in the offer. Following the transaction, Applied Signal Technology, Inc.’s operations will become part of Raytheon’s Space and Airborne Systems business.
     The transaction is expected to close in the first quarter of calendar 2011. Under the terms of the merger agreement, the transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of 76.3 percent of the Company’s common stock, the expiration of the applicable waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, as amended, and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval.
     37. Instead of working to maximize shareholder value as required, the Board: (a) wrongfully permitted and failed to protect against several conflicts of interest; (b) agreed to hand over the Company and its future prospects to Raytheon for an unfair price of $38.00 per share; (3) secured insider benefits for themselves and the Company’s management, including millions of dollars in recently amended change of control payments and accelerated option payments; (4) adopted preclusive deal protection devices to block out competing bidders that may have offered more value to the Company’s shareholders; and (5) filed with the U.S. Securities and Exchange Commission (“SEC”) a materially misleading 14D-9 on December 30, 2010 that contained numerous material misstatements and omissions.
     38. The Proposed Acquisition is the result of a deeply flawed sales process. In May 2010, Applied Signal devised a “corporate growth strategy” that contemplated expansion through a
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

combination of organic growth and strategic acquisitions, but quickly abandoned the plan in June 2010 after Boeing Co. agreed to buy defense contractor Argon ST Inc. in a deal valued at about $775 million. Notably, in contrast to the lowball 8.5% premium offered to Applied Signal’s shareholders, the Argon deal involved a much higher 41% premium to Argon stock’s closing price the day before its announcement. Thus in September 2010, Van Vleet contacted BofA Merrill Lynch to discuss its engagement in a sales process for the Company. BofA Merrill Lynch, however, played both sides of the eventual Proposed Acquisition in that BofA Merrill Lynch was performing significant work for Raytheon at the time and by working along with the Board to deliver the Company to Raytheon on terms preferential to Raytheon and the Board, BofA Merril Lynch is well placed to maintain its lucrative position as a financial advisor to Raytheon as well.
     39. The Board directed the process through an earlier-established “M&A Committee” that consisted of defendants Elliman, Cooper and Richardson. Cooper also played both sides of the Proposed Acquisition in that he had earlier held a management position with Raytheon. It appears, however, that Cooper was never walled off from the sales process, the Board never considered this conflict when allowing Cooper to participate on the M&A Committee, and the Board never discussed whether Cooper should abstain from voting on the Proposed Acquisition. In addition to Cooper’s past employment with Raytheon, Raytheon and Applied Signal have maintained an ongoing business relationship and in the past two years, Applied Signal has served as a subcontractor to Raytheon on a number of undisclosed projects. Raytheon has paid Applied Signal approximately $4 million over the past two years as a result of the subcontracts. In short, the Board favored Raytheon as a result of these deep and long-standing ties from the outset of the process.
     40. Defendants also stand to gain significant personal benefits as a result of the Proposed Acquisition. For example, Van Vleet will receive $1,767,600 in change of control payments and will be paid $4,009,000 for an immediate acceleration of restricted stock options. In fact, the Board and executive officers of Applied Signal collectively stand to gain $18,882,960 as a result of the Proposed Acquisition. These benefits are not shared by the Company’s other public shareholders and were obtained during the transaction at the direct expense of those other shareholders. Most troublingly, the Board secured many of these personal benefits after they had already set the Company on an
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

irreversible course to sell itself. For example, on November 11, 2010, the Board granted Van Vleet 25,000 restricted shares and granted the Company’s Chief Operating Officer Mark M. Andersson (“Andersson”) 15,000 restricted shares. Van Vleet and Andersson will be immediately able to convert these shares into a total of $1,520,000 upon consummation of the Proposed Acquisition. Moreover, Van Vleet’s $1,767,600 in change of control payments were finalized in an Amended and Restated Executive Retention and Severance Plan, dated December 13, 2010, just seven days before the Board announced the Proposed Acquisition. As a result, the Board was highly incentivized to sell the Company at any price, rather than meet their responsibility of maximizing shareholder value.
     41. In October, BofA Merrill Lynch began contacting potential bidders that it had identified along with the tainted M&A Committee. One of those entities was Raytheon. Notably, BofA Merrill Lynch also has a significant ongoing relationship with Raytheon and has provided numerous banking and financial services to Raytheon, including: (a) acting as a joint book-running manager and one of the underwriters for Raytheon’s offerings of notes in 2009 and 2010; (b) having acted or acting as a lead arranger, bookrunner and syndication agent for, and a lending under, certain credit facilities of Raytheon, including Raytheon’s primary revolving credit facility; and (c) having provided or providing certain foreign exchange and treasury management and trade services and products to Raytheon. Similar to Cooper’s conflicts of interest, it appears BofA Merrill Lynch did not disclose this information to the Board during the sales process, the Board never considered it when evaluating whether to engage BofA Merrill Lynch, and the Board never discussed whether it should utilize another non-conflicted financial advisor to assist in the process.
     42. Moreover, in addition to its direct incentive to tilt the process towards Raytheon in order to gain continued business, BofA Merrill Lynch’s compensation structure also provided an incentive to submit a favorable fairness opinion to the Board and rubber stamp the deal. For its fairness opinion on the Proposed Acquisition, BofA Merrill Lynch is making $8.8 million, of which $1 million was earned upon delivery of its opinion and the remaining portion will be payable upon the consummation of the Proposed Acquisition.
     43. The Company and BofA Merrill Lynch failed to conduct the process with a required level of confidentiality and market rumors regarding a potential sale of Applied Signal began spreading
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

in October 2010. Rather than conduct a confidential sales process designed to maximize shareholder value, the Board unreasonably decided to issue a press release on October 22, 2010 stating that it intended to explore strategic alternatives including “a sale or merger of the Company.” The press release marked the Board’s irrevocable path towards selling the Company, considering the disastrous effect the sale speculation had on Applied Signal’s business. Defendants have admitted that the press release “created a great deal of uncertainty for the Company’s employees” and resulted in significant “risks to the Company if the conclusion of the process was delayed.” These “risks,” according to defendants, amounted to “lost customers, suppliers, business partners and employees.”
     44. On November 9, 2010, BofA Merrill Lynch received five indications of interest at prices ranging from $31.38 to $37.00 per share, but the 14D-9 does not disclose which bidders existed at the higher end. In light of the negative effect of the Board’s October 22, 2010 press release, the Board and BofA Merrill Lynch ignored bidders that were not able to close a transaction on an extremely expedited fashion, thus leaving money on the table that could have been realized by the Company’s shareholders in a differently timed transaction. In fact, the Board explicitly chose Raytheon, along with another entity only identified by the 14D-9 as “Bidder A,” in part because they were “the most likely to be able to submit a final bid promptly.”
     45. By December 15, 2010, Raytheon had submitted to BofA Merrill Lynch its $38.00 per share offer and the Board quickly agreed just three days later, on December 18, 2010. Surprisingly, the Board never attempted to negotiate a higher offer from Raytheon, never attempted to reengage with Bidder A, and, to make matters worse, then agreed to a “No Shop” provision in the Merger Agreement with Raytheon. The Board has provided no explanation for its decision to tilt the process in favor of Raytheon, especially in light of the serious conflicts of interest of both Cooper and BofA Merrill Lynch.
     46. The Proposed Acquisition is also the result of an unfair sales process designed to ensure that only Raytheon has an opportunity to acquire the Company. For example, defendants agreed to preclusive deal protection devices in the Merger Agreement that create a playing field that is unfairly tilted in favor of Raytheon and effectively chills any potential auction process for the Company, including:
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

•	a “No Shop” provision that precludes the Board from attempting to maximize shareholder value by soliciting or negotiating with any other potential acquirer and requires that the Board cease all such existing communications and negotiations;

•	a “Matching Rights” provision that requires the Board to give full information about competing acquisition proposals to Raytheon within 24 hours of their receipt and then allows Raytheon to match any competing proposal;

•	a “Termination Fee” provision whereby the Board agreed that Applied Signal would pay Raytheon $17.3 million in the event the Company receives a higher offer for the Company and its shareholders, despite the no shop provision; and

•	Tender and Voting Agreements with each member of the Board that requires the Board to tender their individual holdings in Applied Signal stock to Raytheon.
     47. Moreover, in direct violation of California law, the Board agreed to the Top-Up Option that promises to give tens of millions of additional Company shares to Raytheon to help it make an end-run around controlling shareholder law and complete the Proposed Acquisition without adequate protection for the Company’s public shareholders. Section 1101 of the California Corporations Code states, in pertinent part:
[E]xcept in a short-form merger, and in the merger of a corporation into its subsidiary in which it owns at least 90 percent of the outstanding shares of each class, the nonredeemable common shares or nonredeemable equity securities of a constituent corporation1 may be converted only into nonredeemable common shares of the surviving party2 or a parent party if a constituent corporation or its parent owns, directly or indirectly, prior to the merger shares of another constituent corporation representing more than 50 percent of the voting power of the other constituent corporation prior to the merger, unless all of the shareholders of the class consent and except as provided in Section 407.3
Cal. Corp. Code §1101(e). This provision is referred to as the “50-90 Rule” of the California General Corporation Law. In an effort to escape the 50-90 Rule, defendants have attempted to implement the Top-Up Option as part of the Merger Agreement. Under the Top-Up Option, even though Raytheon

[1]	‘“Constituent corporation’ means a corporation which is merged with or into one or more other corporations or one or more other business entities and includes a surviving corporation.” Cal. Corp. Code §161.

[2]	‘“Surviving corporation’ means a corporation into which one or more other corporations or one or more other business entities are merged.” Cal. Corp. Code §190.

[3]	California Corporations Code §407 concerns payment for fractional shares.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

could receive, by way of example, only 80% of Applied Signal stock in the tender offer — and thus be squarely within the confines of the 50-90 Rule — defendants have agreed by the contractual artifice of the Top-Up Option to eviscerate the Rule.
     48. To further ensure that the Company is delivered into the hands of Raytheon, defendants have placed the Proposed Acquisition on a fast track and issued a 14D-9 on December 30, 2010, which set an offer deadline of January 28, 2011. Furthermore, the 14D-9 is materially deficient in that it fails to disclose sufficient information to shareholders to determine whether to tender their shares and/or seek appraisal for their shares. The 14D-9 fails to fully and fairly disclose certain material information concerning the Proposed Acquisition, including, among other things, the following:
          (a) whether Raytheon was one of the parties that had approached the Board regarding a potential transaction prior to September 2010;
          (b) the amount of fees received by BofA Merrill Lynch during the past two years as a result of its significant engagements for Raytheon;
          (c) whether the Board considered BofA Merrill Lynch’s work for Raytheon when engaging BofA Merrill Lynch and, if so, the Board’s rationale for engaging BofA Merrill Lynch despite its conflict of interest;
          (d) whether BofA Merrill Lynch has been engaged by any other bidder during the past two years;
          (e) whether the Board considered Cooper’s past employment with Raytheon when allowing him to continue as a member of the Board’s M&A Committee;
          (f) the nature of the various “strategic alternatives available to the Company” as discussed at the Board’s September 2010 meeting and whether any value indications existed for the specific alternatives that resulted from this process;
          (g) whether the Board authorized Van Vleet to contact BofA Merrill Lynch to assist in evaluating strategic alternatives in September 2010;
          (h) whether the “negotiated mutual nondisclosure agreements” with the interested parties in October 2010 also contained standstill provisions;
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

          (i) whether the Board discussed the source of the leaks regarding the mid-to-late October 2010 press reports regarding the Company’s sales process and retention of investment bankers;
          (j) the specific breakdown of the bids received from various bidders on November 9, 2010;
          (k) whether any Board members or members of the Company’s executive management will receive positions with Raytheon and/or the combined entity after consummation of the Proposed Acquisition;
          (l) specific prices stated in the bids during the week of November 22, 2010;
          (m) the rationale Bidder A provided to BofA Merrill Lynch for not submitting a final offer and whether the Board or BofA Merrill Lynch attempted to reengage Bidder A in the process;
          (n) with respect to BofA Merrill Lynch’s Selected Publicly Traded Companies Analysis: (i) the individually observed multiples of the selected comparables; (ii) whether any other multiples other than EV/EBIDTA for 2010 and 2011 were calculated and observed; (iii) the rationale for not selecting and applying EV/2010 EBITDA, even though they were observed; (iv) the magnitude of the adjustments to the EBITDA of the selected comparables and to Applied Signal when calculating and applying the multiples;
          (o) with respect to BofA Merrill Lynch’s Selected Precedent Transactions Analysis: (i) the individually observed multiples of the selected transactions; (ii) whether any multiples other than EV/LTM EBITDA were calculated and observed; and (iii) the magnitude of the adjustments to the LTM EBITDA of the selected transactions and to Applied Signal when calculating and applying the multiples; and
          (p) with respect to BofA Merrill Lynch’s Discounted Cash Flow Analysis; (i) the actual definition of unlevered after-tax free cash flow used in the analysis; (ii) the implied perpetuity growth rates indicated when using the terminal multiple methodology; (iii) the actual perpetuity growth rates used when applying the perpetuity growth rate method; (iv) the basis for the selection of the perpetuity growth rates; (v) the specific changes made, and their associated magnitude, when normalizing the 2015 unlevered free cash flow; (vi) the reason an abnormally wide range of values
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

appears for the perpetuity growth rate method; and (vii) in light of the large amount of cash on the balance sheet, how the working capital/excess cash was treated in the calculation of free cash flow.
     49. Acting in their own self-interest, defendants utilized a defective sales process that was not designed to maximize shareholder value or protect the interests of Applied Signal’s shareholders, but rather was designed to divert the Company’s valuable assets to Raytheon. Each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants structured the Proposed Acquisition to advance their own personal interests and to meet the specific needs of Raytheon, ultimately eliminating the equity interest of the Company’s shareholders.
     50. In essence, the Proposed Acquisition is the product of a flawed process that was designed to ensure the sale of Applied Signal to Raytheon, on terms preferential to Raytheon and defendants, and detrimental to plaintiff and the Company’s shareholders.
DEFENDANTS’ FIDUCIARY DUTIES
     51. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     52. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Applied Signal, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     53. Plaintiff alleges herein that defendants, separately and together, in connection with the Proposed Acquisition, breached and/or aided and abetted in the breach of fiduciary duties owed to plaintiff and the other public shareholders of Applied Signal, including the duties of loyalty, good faith, candor, due care and independence. As a result of these breaches of fiduciary duties and the aiding and abetting therein, neither plaintiff nor the Class will receive adequate or fair value for their Applied Signal common stock in the Proposed Acquisition.
     54. Because defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, and/or have aided and abetted therein, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.
CAUSE OF ACTION
Claim for Breach of Fiduciary Duties and Aiding and Abetting
     55. Plaintiff repeats and realleges each allegation set forth herein.
     56. The Individual Defendants, aided and abetted by Applied Signal, Raytheon and RN Acquisition Company, have breached their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Applied Signal and have acted to put their personal interests ahead of the interests of Applied Signal’s shareholders.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     57. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Applied Signal.
     58. The Individual Defendants have violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to Applied Signal’s shareholders. Applied Signal, Raytheon, and RN Acquisition Company aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Applied Signal stock.
     59. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Applied Signal because, among other reasons, they failed to ensure a fair process and maximization of shareholder value.
     60. Because the Individual Defendants dominate and control the business and corporate affairs of Applied Signal, and are in possession of private corporate information concerning Applied Signal’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Applied Signal which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     61. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     62. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed.
     63. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, and will not supply to Applied Signal’s shareholders sufficient information to enable them to make informed decisions regarding the tender of their shares in connection with the Proposed Acquisition, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     64. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Applied Signal’s shareholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value is obtained;
     E. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;
     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: January 11, 2011	ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER DAVID A. KNOTTS EUN JIN LEE
/s/ David T. Wissbroecker
DAVID T. WISSBROECKER

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
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LAW OFFICES OF MARC S. HENZEL
MARC S. HENZEL
273 Montgomery Avenue, Suite 202
Bala Cynwyd, PA 19004
Telephone: 610/660-8000
610/660-8080 (fax)
Attorneys for Plaintiff
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES